SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Audit Report of Woori Bank

Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 12, 2015

Audit reports have been furnished as exhibits 99.1 & 99.2

< Consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

		(Units: KRW	)
Item	FY 2014	FY 2013
Revenue*	17,584,425,271,654	19,486,806,017,233
Operating Income	897,709,374,021	239,565,674,004
Income before Income Tax	834,395,134,026	287,664,906,507
Net Income	1,207,969,578,926	-713,437,130,629
Income Attributable to Controlling Interests	1,213,981,229,436	-537,688,820,928

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income (excluding non-operating income)

3. Key Financial Figures

		(Units: KRW	)
Item	FY 2014	FY 2013
Total Assets	270,157,218,887,548	340,690,382,815,526
Total Liabilities	252,063,793,538,302	317,813,613,734,789
Total Shareholders’ Equity	18,093,425,349,246	22,876,769,080,737
Capital Stock	3,381,391,855,000	4,030,076,700,000
Shareholders’ Equity*/ Capital Stock (%)	531.8	442.9
Number of Consolidated Subsidiaries	78	173

*	Excluding non-controlling interests

FY2013 figures are based on the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

< Non-consolidated Audit Report >

1.	Independent Auditor’s Opinion : Unqualified Opinion

2. Key Earnings Figures

	(Units: billions of KRW)
Item	FY 2014	FY 2013
Revenue*	15,897,323,473,497	17,546,933,766,176
Operating Income	870,893,532,604	344,922,841,839
Net Income before Income Tax	842,979,506,995	438,549,656,984
Net Income	646,298,336,263	394,332,924,907

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income. (excluding non-operating income)

3. Key Financial Figures

	(Units: billions of KRW)
Item	FY 2014	FY 2013
Total Assets	256,071,300,962,895	243,686,166,067,995
Total Liabilities	238,214,895,800,930	225,432,122,018,108
Total Shareholders’ Equity	17,856,405,161,965	18,254,044,049,887
Capital Stock	3,381,391,855,000	2,983,451,900,000
Shareholders’ Equity/ Capital Stock (%)	528.1	611.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 12, 2015	By:	/s/ Seung-Gyu Kim
(Signature)

	Name:	Seung-Gyu Kim
	Title:	Executive Vice President